Stradley Ronon Stevens & Young, LLP 2005 Market Street Suite 2600 Philadelphia, PA 19103 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

Joel D. Corriero

jcorriero@stradley.com

215.564.8528

March 28, 2022

Via EDGAR Transmission

Ms. Melissa McDonough

Staff Accountant, Division of Investment Management

U.S. Securities and Exchange Commission

33 Arch Street

Boston, MA 02110

Re:	FlexShares® Trust (the “Trust”)

File Nos. 333-173967 and 811-22555

Dear Ms. McDonough

I am writing in response to the comments you provided in our phone conversation on March 1, 2022, to the Form N-CSR and Form N-CEN for the series of the Trust (each a “Fund” and, collectively, the “Funds”) for the period ended October 31, 2021. For your convenience, I have reproduced your comments in italics below, followed by the responses of the Trust.

Form N-CSR

1.

With respect to Funds with Level 3 disclosure on the Schedule of Investments, please indicate by an appropriate symbol each issue of securities whose value was determined using significant unobservable inputs. See footnote 9 to Rule 12-12 of Regulation S-X.

RESPONSE: The Trust confirms that the following symbol and corresponding text was included in the Schedule of Investments of the applicable Funds to indicate securities whose values were determined using significant unobservable inputs:

‡ Value determined using significant unobservable inputs.

In the event the foregoing footnote was not clear, the Trust will enhance the footnote disclosure in future annual reports to provide:

‡ Security is valued using significant unobservable inputs and is classified as Level 3 in the fair value hierarchy.

2.

With respect to the Management’s Discussion of Fund Performance (“MDFP”) section for each index-based Fund (“Index Funds”), please describe in correspondence whether the custom benchmark for each of the Index Funds is an appropriate broad-based securities market index as described in the instructions to Item 27 of Form N-1A. Specifically, include a description in correspondence as the custom benchmarks are administered by an affiliated organization of the Index Fund, its adviser or principal underwriter.

Philadelphia, PA • Harrisburg, PA • Malvern, PA • Cherry Hill, NJ • Wilmington, DE • Washington, DC • New York, NY • Chicago, IL

A Pennsylvania Limited Liability Partnership

RESPONSE: Each Index Fund that seeks to track the performance of a custom benchmark administered by its investment adviser (“underlying index”) includes the performance of both its underlying index and a separate broad-based securities market index administered by an entity that is not affiliated with the Index Fund, its investment adviser, or principal underwriter in its MDFP section of the annual report, in accordance with the instructions to Item 27 of Form N-1A. For example, the FlexShares® Developed Markets ex-US Quality Low Volatility Index Fund’s MDFP includes the performance of both the Index Fund’s underlying index (the Northern Trust Developed Markets ex-US Quality Low Volatility IndexSM) and a separate broad-based securities market index (the MSCI World ex-US Index). Per the instructions to Item 27 of Form N-1A, each Index Fund is permitted, and “is encouraged,” to “compare its performance not only to the required broad-based index, but also to other more narrowly based indexes that reflect the market sectors in which the [Index] Fund invests.” Accordingly, each Index Fund’s presentation of a broad-based securities market index and its underlying index in its MDFP section is an appropriate and encouraged practice per the instructions to Item 27 of Form N-1A. While the Trust believes it has properly disclosed the broad-based securities market index and the underlying index for each Index Fund, to avoid any potential confusion going forward, the Trust will present each Index Fund’s broad-based securities market index first, followed by its underlying index, in the Average Annual Total Return table included in the MDFP section.

3.

The FlexShares® Ready Access Variable Income Fund (“RAVI”) is disclosed as a non-diversified fund; however, it appears that RAVI was operating as a diversified fund as of October 31, 2021. If RAVI has been operating as a diversified fund for more than three years, confirm that RAVI will receive shareholder approval prior to changing its status back to non-diversified.

RESPONSE: The Trust confirms that RAVI has been operating as a diversified fund for at least three years and, if later determined to be necessary or desirable to operate RAVI as a non-diversified fund, the Trust will seek and obtain shareholder approval prior to changing RAVI’s status back to non-diversified. The Trust also notes that RAVI’s status as a diversified fund has been reflected in the most recent registration statement of the Trust filed in accordance with Rule 8b-16 under the 1940 Act.

Form N-CEN

4.

The Trust’s Form N-CEN has historically been filed with signatures dated as of the end of the Trust’s fiscal year. Please explain in correspondence how the Trust is comfortable with the information in the Form N-CEN filed as of the later filing date.

RESPONSE: The Trust confirms that the signature pages of the prior Form N-CEN filings were inadvertently dated as of the fiscal year end instead of the date on which the Form N-CEN was filed. The Trust confirms that, going forward, the Form N-CEN signature page will reflect the date as of when it was filed.

5.

There were certain Funds that do not report fees for creation unit purchases or redeems by authorized participants, despite reporting primary market activity. Please describe in correspondence what is happening where there is market activity, but no fees reported on the Form N-CEN. The applicable Funds are as follows: FlexShares® iBoxx 3-Year Target Duration TIPS Index Fund (“TDTT”), FlexShares® iBoxx 5-Year Target Duration TIPS

Index Fund (“TDTF”), FlexShares® Real Assets Allocation Index Fund (“ASET”), FlexShares® Core Select Bond Fund (“BNDC”), FlexShares® ESG & Climate US Large Cap Core Index Fund (“FEUS”), FlexShares® ESG & Climate Developed Markets ex-US Core Index Fund (“FEDM”), FlexShares® ESG & Climate High Yield Corporate Core Index Fund (“FEHY”), and FlexShares® ESG & Climate Investment Grade Corporate Core Index Fund (“FEIG”).

RESPONSE: The Trust confirms that the creation unit transaction fees for TDTT, TDTF, ASET and BNDC were $0 for the applicable period. For FEUS, FEDM, FEHY and FEIG, creation unit transaction fees were waived by the Funds and related expenses, if any, were assumed by the investment adviser through its unitary fee arrangement with the Funds for the applicable period.

* * *

Thank you for your comments. Please feel free to contact me at (215) 564-8528 or, in my absence, Jamie M. Gershkow at (212) 404-0654, if you have any additional questions or comments.

Very truly yours,

/s/ Joel D. Corriero
Joel D. Corriero

cc:	Jose Del Real, Esq.

Michael D. Mabry, Esq.

Jamie M. Gershkow, Esq.

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